WEST PHARMACEUTICAL SERVICES, INC.

101 Gordon Drive

Lionville, Pennsylvania 19341

(610) 594-2900

February 23, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel
Division of Corporation Finance

	Re:	West Pharmaceutical Services, Inc.
Registration Statement on Form S-3
Commission File No. 333-128438

Dear Ms. Long and Mr. Kelly:

West Pharmaceutical Services, Inc., a Pennsylvania corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3, Commission File No. 333-128438 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective, pursuant to Rule 430A, at 4:00 p.m. on Monday, February 27, 2006, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the filing;

•                  the action of the Commission or the Staff, acting by delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

•                  the Company may not assert the Commission’s or the Staff’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WEST PHARMACEUTICAL SERVICES, INC.

By:	/s/ John R. Gailey, III
John R. Gailey, III
Vice President, General Counsel and Secretary